Exhibit (a)(5)(xii)

THIS DOCUMENT AND THE ACCOMPANYING FORM OF INSTRUCTION ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from an independent professional adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or otherwise from an appropriately authorised independent financial adviser.  If you have any questions about this document (other than on the financial or tax aspects), you should contact Liz MacKay at Merant Share Services, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN or by email to Liz.MacKay@Merant.com or by telephone to: (44) (0) 1635 277703 or by fax to (44) (0) 1635 277730. (“Liz MacKay”)

MERANT plc

(incorporated in England and Wales with registered number 1709998)

Abbey View

Everard Close

St. Albans, Hertfordshire, AL12PS

United Kingdom

31 March 2004

To participants (“Participants”) under the Merant plc 1999 Employee Stock Purchase Plan (the “Plan”) not resident in Australia, Canada or Japan

Dear Participant

Recommended Cash and Share Offer for Merant plc by SERENA Software, Inc (the “Offer”)

1                                                                                          Introduction

On 3 March 2004, the Board of Merant plc (“Merant”) announced that it and the board of SERENA Software, Inc (“SERENA”) had reached agreement on the terms of a recommended cash and share offer for the entire issued and to be issued share capital of Merant.

You should already have received a copy of the Offer Document describing the Offer in more detail.

I am writing to you to explain the impact which the Offer has on the option granted to you under the Plan (the “Option”).

2                                                                                          Terms of the Offer

In summary, the Offer is made on the following basis:

for every 1 Merant Share                                                                                                     136.5 pence in cash and 0.04966 of a new SERENA share

Under the Offer SERENA is offering a mix and match election under which Merant securityholders who validly accept the Offer may request to vary the proportions in which they receive SERENA shares and cash in respect of their Merant Shares.   The maximum number of SERENA shares to be issued in the

Offer and the maximum amount of cash to be paid under the Offer will not be varied as a result of the mix and match election.  Accordingly, a Merant securityholder’s mix and match election will be satisfied only to the extent that other Merant securityholders make opposite elections.  A Merant shareholder who successfully elects all cash would receive 195 pence in cash for every 1 Merant Share. A Merant shareholder who successfully elects to receive all SERENA shares would receive 0.16553 of a new SERENA share for every 1 Merant Share.

The Offer is based on a valuation of each Merant Share at 195 pence.  This is based on an exchange rate of US$1.8488 : £1.00 which is calculated as the average of the US dollar / pound sterling exchange rate derived from the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York for the five trading days ended 3 March 2004 and the price per SERENA share of US$21.78 which is calculated as the average of the closing prices of one SERENA share as reported on Nasdaq for the twenty United States trading days ended 1 March 2004.

3                                                                                          Effect of the Offer on your Option to participate in Period 9

Your Option is not yet exercisable – in the normal course, it would mature on 30 June 2004.  You would then be able to apply the money you have saved to purchase Merant Shares at 85 per cent of the lower of the fair market value of a Merant Share on 3 January 2004 and the fair market value of a Merant Share on 30 June 2004.

Under the Rules of the Plan, if the Offer succeeds, SERENA shall substitute an equivalent Option over SERENA Shares for your Option over Merant Shares (a “Rollover”).  SERENA has agreed to do this, although its formal proposal will not be made to Participants until after the Offer succeeds.

In essence, the terms of the Rollover proposal are that, if the Offer succeeds, you should be able to apply your savings to purchase SERENA Shares on 30 June 2004.  The price at which you may do so will not be known until June but the fair market value of a Merant Share on 3 January 2004 was £1.315.  This is converted into a January 2004 value for a SERENA Share of $14.6871.  So, if the 30 June 2004 value of a SERENA Share is higher than $14.6871, the price at which you may buy the SERENA Shares in June 2004 will be $12.484 per share.

There is nothing you need to do at this stage — instead you may continue saving and purchase shares as usual in June 2004.  If your employment terminates before the end of the Period, your participation in the Plan will terminate and you will receive a refund of your savings.

4                                                                                          Views of the Board

The Directors of Merant, who have been so advised by their financial adviser, UBS, consider the terms of the proposals to be fair from a financial point of view.  In providing its advice to the directors, UBS has taken account of the commercial assessments of the directors.  You are referred to Appendix 9 to the Offer Document, which contains important information concerning the assumptions in, limitations of and qualifications to UBS’ advice to the Merant board.

If you have any queries (other than on financial or tax aspects) please contact Liz MacKay.

In the event of a conflict between this letter and the rules of the Plan or any relevant legislation, the rules or the legislation will prevail.

Yours faithfully

J. Michael Gullard

Chairman

NOTES

1                                                                                          UBS Investment Bank, referred to as UBS, which is regulated in the United Kingdom by The Financial Services Authority, is acting for Merant and no one else in connection with the Offer and will not be responsible to anyone other than Merant for providing the protections afforded to customers of UBS nor for giving advice in relation to the Offer.

2                                                                                          UBS has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they are included.

3                                                                                          The Directors of Merant accept responsibility for all the information contained in this document. To the best of such Directors’ knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document for which such Directors are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.